

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2024

Jitendra Mohan
Chief Executive Officer
Astera Labs, Inc.
2901 Tasman Drive, Suite 205
Santa Clara, CA 95054

> **Re: Astera Labs, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted January 16, 2024**
> **CIK No. 001736297**

Dear Jitendra Mohan:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 9, 2024 letter.

Amendment No. 2 to Draft Registration Statement

General

1. Please revise your registration statement to include the information required by Item 507 of Regulation S-K.

Exhibits

2. We note references to lock-up and market standoff arrangements or agreements throughout your registration statement. If these will be stand-alone agreements, separate from your underwriting agreement, please revise your exhibit index and file these as exhibits.

Please contact Kevin Stertzel at 202-551-3723 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Jennifer Angelini at 202-551-3047 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Brad Weber